                      U.S. Securities and Exchange Commission
                             Washington, D.C.  20549

                                    FORM N-17f-2

           Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

                     Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]


1.  Investment Company Act File Number:           Date examination completed:

           811-58433                                      8/31/99
_____________________________________________________________________________


2.  State Identification Number:

           WI    not applicable
_____________________________________________________________________________

     AL          AK          AZ         AR          CA          CO
     CT          DE          DC         FL          GA          HI
     ID          IL          IN         IA          KS          KY
     LA          ME          MD         MA          MI          MN
     MS          MO          MT         NE          NV          NH
     NJ          NM          NY         NC          ND          OH
     OK          OR          PA         RI          SC          SD
     TN          TX          UT         VT          VA          WA
     WV          WI          WY         PUERTO RICO

Other (specify):

_____________________________________________________________________________


3.   Exact name of investment company as specified in registration statement:

           The Marshall Funds, Inc.
_____________________________________________________________________________


4. Address of principal executive office: (number, street, city, state, zip code)

           Federated Investors Tower, Pittsburgh, PA  15222-3799
_____________________________________________________________________________

INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                             ERNST & YOUNG LLP



Report of Independent Accountants


Board of Directors
The Marshall Funds, Inc.


We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that The Marshall Funds, Inc. (the "Funds") complied with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the "Act") as of August 31, 1999 with respect to securities and similar investments reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from August 24, 1999 (the date of last examination, which was performed by other auditors) through August 31, 1999:

[BULLET] Confirmation of all securities and similar investments held by institutions in book entry form at the Depository Trust Company and the Chase Manhattan Bank;

[BULLET] Confirmation of all securities and similar investments hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

[BULLET] Reconciliation of confirmation results as to all such securities and investments to the books and records of the Funds and Marshall and Ilsley Trust Co. and;

[BULLET] Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Marshall & Ilsley Trust Co. records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, The Marshall Funds, Inc. complied, in all material respects, with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999, with respect to securities and similar investments reflected in the investment accounts of the Funds.

This report is intended solely for the information and use of management of The Marshall Funds, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                     /s/ ERNST & YOUNG LLP


October 15, 1999

                                                   MARSHALL FUNDS
                                                   Marshall Your Resources



Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940
--------------------------------------------------------

October 15, 1999


We, as members of management of The Marshall Funds, Inc. (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We also are responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 1999, with respect to securities and similar investments reflected in the investment accounts of the Funds.




                                   By:  /s/ John M. Blaser
                                        ------------------------
                                        John M. Blaser
                                        President
                                        The Marshall Funds, Inc.



Marshall Funds Investor Services
P.O. Box 1348
1000 North Water Street
Milwaukee, Wisconsin  53201-1348

1-800-236-FUND (3863)
1-414-287-8555
http://www.marshallfunds.com